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TRIAL COURT THROWS OUT LITTON PATENT CASE AGAINST HONEYWELL,
REDUCES ANTITRUST JUDGMENT AND SETS UP APPEAL

SEPT. 24, 1999 - Late yesterday in Los Angeles, the U.S. District Court effectively threw out the patent infringement lawsuit filed against Honeywell by Litton Systems in 1990, one of a series of rulings in both the patent and antitrust litigation.

After remand from the U.S. Court of Appeals for the Federal Circuit and the U.S. Supreme Court, the trial court ruled that Honeywell's ring laser gyro mirror coating processes did not infringe Litton's patent under the doctrine of equivalents, and that Litton "wholly failed" to prove its state tort claims. In the antitrust case, the court reduced the earlier judgment against Honeywell by $90 million from $750 million to $660 million, but which otherwise left the most recent jury verdict intact. Both cases will most likely be appealed.

"Although this litigation still has several years to go, yesterday provided important victories for Honeywell," said Edward Grayson, vice president and general counsel of Honeywell. "We believe the patent / tort case is essentially over. Litton will likely appeal again, but the trial court, after lengthy appellate review, simply answered the questions remanded to it by the Court of Appeals for the Federal Circuit and ruled for Honeywell. We believe this decision will stand.

"While we are pleased that the court reduced the antitrust judgment, we are disappointed that the whole judgment was not thrown out at the trial court level. We believe that the underlying liability findings, and Litton's highly speculative damage study, which are for the first time subject to appeal, will be overturned. Also, the market place has changed dramatically, which will affect Litton's antitrust claims. Litton's antitrust case should not stand up on appeal any more than its patent case did," Grayson said.